

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 3, 2009

Mr. Joseph Langston, Jr.
Glen Rose Petroleum Corporation
One Energy Square, Suite 200
4925 Greenville Avenue
Dallas, Texas 75206

Re: Glen Rose Petroleum Corporation
Item 4.02 Form 8-K
Filed February 24, 2009
File No. 1-10179

Dear Mr. Langston:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K Filed February 24, 2009

Item 4.02

1.   We note that you filed your Form 8-K after disclosing the correction of error in the interim report on Form 10-Q that you filed on February 23, 2009. When you conclude, or are advised by your auditors, that previously issued financial statements should not be relied upon due to an error in those financial statements,

you must file a Form 8-K, with the disclosures prescribed in Item 4.02, within four business days to comply with General Instruction B.1 to Form 8-K.

This will typically occur in advance of the actual correction being made to those previously issued financial statements. Generally, when you determine that financial statements included in a periodic report should no longer be relied upon, we also expect you to amend that filing to include restated financial statements. We suggest that you contact us by telephone to discuss your situation, if you believe your circumstances warrant a different course.

The disclosures provided in your Form 8-K do not satisfy the requirements of Item 4.02. We believe that you will need to amend your filing to provide all of the disclosures required by Item 4.02 of Form 8-K, as applicable to you. It should be clear when you concluded that your financial statements as of and for the six months ended September 30, 2008 could no longer be relied upon.

It should also be clear whether your board of directors or authorized officers concluded that previously issued financial statements should no longer be relied upon, and whether you were advised by your independent accountant that disclosure should be made or action should be taken to prevent reliance on their interim review related to previously issued financial statements.

These are only examples of some of the missing disclosures. Further information is required and you may need to obtain and file a letter from your auditors as an exhibit to the Form 8-K. Please read and follow the guidance in Item 4.02 of the Form 8-K instructions, and amend your filing accordingly.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       If you have any questions, please call Tracie Towner at (202) 551-3744.

Sincerely,

Karl Hiller
Branch Chief